Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

May 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Howard Efron

Ms. Jennifer Monick

Mr. Benjamin Holt

Ms. Dorrie Yale

Re:	Vistek Limited (CIK No. 0002013100) Rule 477 Application for Withdrawal Registration Statement on Form F-1 (File No. 333-284559)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Vistek Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-284559) initially filed with the United States Securities and Exchange Commission (the “Commission”) on January 28, 2025, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. No securities have been or will be sold pursuant to the Registration Statement. The Registration Statement included a combined prospectus pursuant to Rule 429 under the Act that also covered the offering registered on the Company’s subsequent Registration Statement on Form F-1 (File No. 333-294194), which was previously withdrawn.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this submission, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Very truly yours,

Vistek Limited

By:	/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer